UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 333-268865

NFT Limited

(Translation of registrant’s name into English)

Office Q 11th Floor, Kings Wing Plaza 2,

No.1 Kwan Street, Sha Tin, New Territories

Hong Kong
Tel: +86-13061634962

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Pricing and Closing of $2 Million Public Offering

On August 21, 2026, NFT Limited (the "Company") entered into a securities purchase agreement (“Purchase Agreement”) with investors in connection with a registered offering (the "Offering"). The Offering closed on August 24, 2026.

The Company issued 437,957 units, consisting of 279,600 units (the "Common Units") and 158,357 pre-funded units (the “Pre-Funded Units”). Each Common Unit consisted of one Class A ordinary share, par value $0.04 per share (the “Ordinary Share”), and one common warrant to initially purchase one Ordinary Share (the "Common Warrant"), at an offering price of $4.60 per Common Unit. Each Pre-Funded Unit consisted of one pre-funded warrant to purchase one Ordinary Share (the “Pre-Funded Warrant”), and one Common Warrant, at an offering price of $4.56 per Pre-Funded Unit, which was equal to the public offering price per Common Unit, less the $0.04 exercise price per Pre-Funded Warrant. The gross proceeds from the Offering were approximately $2.01 million. After deducting placement agent fees and offering expenses, net proceeds were approximately $1.76 million. The Company intends to use the net proceeds for working capital and other general corporate purposes.

Each Common Warrant has an exercise price of $4.60 per Ordinary Share, is immediately exercisable upon issuance (subject to the beneficial ownership cap), and is initially exercisable for one Ordinary Share, subject to adjustment as described below, and expires five years from the date of issuance. Each Pre-Funded Warrant has an exercise price of $0.04 per Ordinary Share, is immediately exercisable upon issuance (subject to the beneficial ownership cap), and may be exercised at any time until exercised in full.

Beneficial Ownership Limitation. A holder may not exercise Pre-Funded Warrants or Common Warrants to the extent that such exercise would result in the holder beneficially owning more than 4.99% or 9.99% of the Company's outstanding Ordinary Shares, at the election of the holders. If the holder initially elects a 4.99% limitation, the holder may subsequently increase the limitation to up to 9.99% upon at least 61 days' prior written notice to the Company.

Adjustments. The exercise price and the number of Ordinary Shares issuable upon exercise of the Common Warrants are subject to adjustment upon the occurrence of certain events, including stock dividends, stock splits, combinations, reclassifications, and similar transactions affecting the Ordinary Shares (each, a “Share Combination Event”). Each time the Share Combination Event occurs, in addition and after giving effect to the adjustments for that Share Combination Event elsewhere in the Common Warrants, the exercise price shall be reduced, but in no event increased, to the lowest VWAP during the period commencing five consecutive trading days immediately preceding and the five consecutive trading days immediately following the Share Combination Event Date (as applicable, the “Event Market Price”); provided, that in calculating the Event Market Price, the VWAP for Trading Days prior to the date of the Share Combination Event shall be the VWAP reported after adjusting for the Share Combination Event. The number of shares issuable under the Common Warrants will be increased such that the aggregate exercise price under the Common Warrants, after taking into account the decrease in the exercise price, shall be equal to the aggregate exercise price on the issuance date for the warrant shares then subject to the Common Warrants. In addition, if at any time while the Common Warrants are outstanding, the Company sells, enters into an agreement to sell, or grants any option to purchase, or sells or grants any right to reprice, or otherwise disposes of or issues (or announces any offer, sale, grant or any option to purchase or other disposition) any Ordinary Shares or securities convertible or exercisable into Ordinary Shares, except for certain exempt issuances (each a “Subsequent Equity Sale”), for a per share price less than the then effective exercise price of the Common Warrant in effect immediately prior to such Subsequent Equity Sale (such lower price, the “Base Share Price”), the exercise price of the Common Warrant shall be reduced to the lower of (1) the Base Share Price and (2) the lowest VWAP during the period commencing five consecutive trading days immediately preceding and ending on the fifth Trading Day immediately following the consummation of such issuance.

Fundamental Transactions. In the event of a fundamental transaction, as described in the Common Warrants and the Pre-Funded Warrants and generally including, with certain exceptions, any reorganization, recapitalization or reclassification of our Ordinary Shares, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the acquisition of more than 50% of our outstanding Ordinary Shares or 50% of the voting power of our equity shares, the holders of the Common Warrants and the Pre-Funded Warrants will be entitled to receive upon exercise of the warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the warrants immediately prior to such fundamental transaction.

The Company agreed to a 30-day restriction following the closing of the Offering on the issuance of Ordinary Shares or convertible or exercisable securities, and on related registration statement filings, subject to certain exceptions.

Concurrently with the execution of the Purchase Agreement, the officers and directors of the Company entered into lock-up agreements (the “Lock-Up Agreement”) on August 21, 2026 pursuant to which they have agreed, among other things, not to sell or dispose of any Ordinary Shares which are or will be beneficially owned by them for one hundred and twenty (120) days following the closing of the Offering.

In addition, the Company entered into a placement agency agreement on August 21, 2026 (the “Placement Agency Agreement”), with Maxim Group LLC, as exclusive placement agent (the “Placement Agent”), pursuant to which the Placement Agent agreed to act as the sole lead/exclusive placement agent in connection with the Offering. The Company agreed to pay the Placement Agent an aggregate fee equal to 6% of the gross proceeds raised in the Offering. The Company also agreed to reimburse the Placement Agent $50,000 for the reasonable and documented out of pocket expenses including reasonable and documented legal expense of the Placement Agent.

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The Company granted Maxim Group LLC a 12-month right of first refusal from August 24, 2026 on future equity and debt offerings following the closing of the Offering, and agreed to pay a tail fee equal to 6.0% of the gross proceeds received by the Company from any financing of equity, equity-linked, convertible or debt securities or other capital-raising activity consummated within twelve (12) months of March 10, 2026, to the extent such financing or capital is provided by investors contacted or introduced by Maxim during the term of the Placement Agency Agreement.

Copies of the form of each of the Purchase Agreement, the Common Warrants, the Pre-Funded Warrants, the Lock-Up Agreements and the Placement Agency Agreement are attached hereto as Exhibits 99.1, 99.2, 99.3, 99.4 and 99.5, respectively, and are incorporated herein by reference. The foregoing summaries of the terms of the Purchase Agreement, the Common Warrant, the Pre-Funded Warrant, the Lock-Up Agreement and the Placement Agency Agreement are subject to and qualified in their entirety by each such document.

On August 21, 2026, the Company issued a press release announcing the pricing of the Offering. A copy of the press release is attached hereto as Exhibit 99.6 and is incorporated herein by reference.

Exhibits

Exhibit No.	Description
99.1	Form of Securities Purchase Agreement
99.2	Form of Common Warrant
99.3	Form of Pre-Funded Warrant
99.4	Form of Lock-Up Agreement
99.5	Placement Agency Agreement
99.6	Press Release

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 28, 2026

NFT LIMITED

By:	/s/ Yanying Wang
Name:	Yanying Wang
Title:	Chief Executive Officer

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